
Mail Stop 4631

March 31, 2016

<u>Via E-Mail</u>
James Cassidy, Esq.
President
Burney Hill Acquisition Corp, et al.
215 Apolena Avenue
Newport Beach, CA 92662

> **Re:** **Burney Hill Acquisition Corp**
> **Registration Statement on Form 10-12(g)**
> **Filed January 7, 2016**
> **File No. 000-55559**
>
> **Cabot Hill Acquisition Corp**
> **File No. 000-55560**
>
> **Event Hill Acquisition Corp**
> **File No. 000-55562**
>
> **Franklin Hill Acquisition Corp**
> **File No. 000-55561**
>
> **Grant Hill Acquisition Corp**
> **File No. 000-55564**
>
> **Jackson Hill Acquisition Corp**
> **File No. 000-55563**
>
> **Lincoln Hill Acquisition Corp**
> **File No. 000-55565**
>
> **Perry Hill Acquisition Corp**
> **File No. 000-55566**
>
> **Scott Hill Acquisition Corp**
> **File No. 000-55567**
>
> **Sherman Hill Acquisition Corp**
> **File No. 000-55568**

Dear Mr. Cassidy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig E. Slivka, for

Pam A. Long
Assistant Director
Office of Manufacturing and Construction